UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CounterPath Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
222286 10 6
(CUSIP Number)
Jose Medeiros President and Chief Operating Officer Wesley Clover Corporation 555 Legget Drive Tower B, Suite 534 Kanata, Ontario, Canada K2K 2X3 Telephone: 613.271.6305
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222286 10 6
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Terence H. Matthews
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,882,692 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,882,692 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,882,692
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 18.8%
14. Type of Reporting Person (See Instructions): IN

(1)	Dr. Matthews owns 100% of the issued and outstanding voting shares of Wesley Clover. Wesley Clover owns 100% of the issued and outstanding voting shares of Celtic.

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CUSIP No. 222286 10 6
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wesley Clover Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,792,692(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,792,692(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,792,692(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 18.7%
14. Type of Reporting Person (See Instructions): CO

(1)	Dr. Matthews owns 100% of the issued and outstanding voting shares of Wesley Clover. Wesley Clover owns 100% of the issued and outstanding voting shares of Celtic.

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CUSIP No. 222286 10 6
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Celtic Tech Jet Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,533,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,533,875
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,533,875
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 1.7%
14. Type of Reporting Person (See Instructions): CO

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                This Schedule 13D is being filed on behalf of Dr. Terence H. Matthews, Wesley Clover Corporation ("Wesley Clover") and Celtic Tech Jet Limited ("Celtic" and, together with Wesley Clover, the "Reporting Persons") relating to the shares of common stock of Counterpath Solutions, Inc., a corporation existing under the laws of the State of Nevada (the "Issuer").

Item 1.	Security And Issuer

This Statement relates to the shares of common stock (the "Shares") of the Issuer. The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard St, Vancouver, BC V7X 1M3.

Item 2.	Identity And Background

This statement is filed by the Reporting Persons.

Dr. Matthews' business address is 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7. Dr. Matthews is Chairman of both Mitel Networks Corporation and of March Networks Corporation. Dr. Matthews is a citizen of Canada.

Wesley Clover, a corporation existing under the laws of Newfoundland, is a holding company that is primarily engaged in the business of investing in securities. Wesley Clover's principal business and principal office address is c/o Deloitte & Touche, Fort William Bldg., 10 Factory Lane, St. John's, Newfoundland, A1C 6H5.

Celtic, a corporation existing under the laws of Canada, is a full-service executive aviation charter company. Celtic's principal business and principal office address is 555 Legget Drive, Suite 534, Kanata, Ontario, Canada, K2K 2X3.

Dr. Matthews owns 100% of the issued and outstanding voting shares of Wesley Clover. Wesley Clover owns 100% of the issued and outstanding voting shares of Celtic.

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Wesley Clover, Dr. Matthews may be deemed the beneficial owner of all of the Shares beneficially owned by Wesley Clover and Celtic. Dr. Matthews, Wesley Clover and Celtic may be regarded as a group for purposes of Rule 13d-5 under the Act.

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For information with respect to each executive officer and director of Wesley Clover and Celtic see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Arrangement Agreement, dated June 15, 2007 (the “Arrangement Agreement”), the Issuer acquired all of the issued and outstanding common shares of NewHeights Software Corporation (“NewHeights”) from the shareholders of NewHeights in exchange for the issuance of 40,250,000 shares of the Issuer’s common stock, which includes 1,849,180 shares of the Issuer’s common stock issuable upon exchange of 1,849,180 exchangeable shares of 6789722 Canada Inc., a wholly-owned subsidiary of the Issuer, effective on August 2, 2007. As part of the arrangement, Wesley Clover received 15,258,817 Shares and Celtic received 1,533,875 Shares in exchange for their respective shares of NewHeights.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares of the Issuer for investment purposes. In that connection, the Reporting Persons may have their representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer as they deem appropriate. Alternatively, the Reporting Persons may dispose of some or all of the Shares in privately negotiated transactions or otherwise.

At this time and other than as described in Item 5 of this Schedule 13D, neither of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have the intention of acquiring additional Shares of the Issuer, although the Reporting Persons reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

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(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares(1)
Dr. Matthews	16,882,692(2)(3)	18.5%
Wesley Clover	16,792,692(3)	18.4%
Celtic	1,533,875	1.7%

(1)

Calculated based on the aggregate of 89,591,803 Shares outstanding as of August 2, 2007. For purposes of computing Dr. Matthews’ percentage ownership, the number of outstanding Shares is deemed to include all securities that are convertible into Shares within 60 days pursuant to Rule 13d-3 of the Act.

(2)

Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Wesley Clover as described in Item 2, Dr. Matthews may be deemed the beneficial owner of all of the Shares beneficially owned by Wesley Clover and Celtic.

(3)

Calculated based on the (i) 15,258,817 Shares owned by Wesley Clover, (ii) 1,533,875 Shares owned by Celtic and (iii) 90,000 Shares subject to stock options held by Dr. Matthews that are currently exercisable.

Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Dr. Matthews may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 16,792,692 Shares, which include all of the Shares directly owned by Wesley Clover and Celtic. Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 90,000 Shares, which may be acquired by Dr. Matthews upon the exercise of outstanding stock options.

Wesley Clover has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 16,792,692 Shares. Wesley Clover does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Shares.

Celtic has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,533,875 Shares. Celtic does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Shares.

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During the last 60 days and except as setout below there were no transactions in the Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

In connection with the Arrangement Agreement, the Issuer entered into a Subscription Agreement with Wesley Clover, whereby it agreed to issue an aggregate of 8,750,000 Shares to Wesley Clover at a price of $0.40 per Share, for aggregate proceeds of $3,500,000. Pursuant to the Subscription Agreement, the 8,750,000 Shares will be issued to Wesley Clover in three installments as follows:

(i)	3,750,000 Shares will be issued for cash consideration of $1,500,000 received on the first business day that is three months following August 2, 2007;
(ii)	2,500,000 Shares will be issued for cash consideration of $1,000,000 received on the first business day that is six months following August 2, 2007; and
(iii)	2,500,000 Shares will be issued for cash consideration of $1,000,000 received on the first business day that is seven months following August 2, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement

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Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 20, 2007

Date

/s/ Dr. Terence H. Matthews

Signature

Dr. Terence H. Matthews

Name/Title

WESLEY CLOVER CORPORATION

/s/ Jose Medeiros

Signature

Jose Medeiros,

President and Chief Operating Officer

Name/Title

CELTIC TECH JET LIMITED

/s/ Jose Medeiros

Signature

Jose Medeiros,

President

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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EXHIBIT A

JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of the Common Shares, no par value, of Counterpath Solutions, Inc., is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that Wesley Clover Corporation shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated: August 20, 2007

By:	/s/ Dr. Terence H. Matthews
Dr. Terence H. Matthews

Dated: August 20, 2007

WESLEY CLOVER CORPORATION

By:     /s/ Jose Medeiros

Name:      Jose Medeiros

Title:      President and Chief Operating Officer

Dated: August 20, 2007

CELTIC TECH JET LIMITED

By:     /s/ Jose Medeiros

Name:      Jose Medeiros

Title:      President

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APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Wesley Clover Corporation and Celtic Tech Jet Limited.

WESLEY CLOVER CORPORATION

Name/Position	Business Address	Principal Occupation	Citizenship
Tom Hallett Director and Assistant Secretary	8 Burns Place St. John’s, Newfoundland A1A 2B6	Retired	Canadian
Tom Healy Director	16 St. Andrews Place St. John’s, Newfoundland A1A 2B5	Pharmacist	Canadian
Jose Medeiros Director, President and Chief Operating Officer	555 Legget Drive Suite 534 Kanata, Ontario K2K 2X3	President and Chief Operating Officer (Wesley Clover)	Canadian
Simon Gibson Director and Chief Executive Officer	c/o Celtic Manor Coldra Woods City of Newport, Gwent NP18 1HQ	Chief Executive Officer (Wesley Clover)	British
Paul Chiarelli Secretary and Treasurer	555 Legget Drive Suite 534 Kanata, Ontario K2K 2X3	Secretary and Treasurer (Wesley Clover)	Canadian

CELTIC TECH JET LIMITED

Name/Position	Business Address	Principal Occupation	Citizenship
Terence H. Matthews Director	350 Legget Drive Kanata, Ontario K2K 2W7	Chairman of the Board (Mitel Networks Corporation)	Canadian
Jose Medeiros President	555 Legget Drive Suite 534 Kanata, Ontario K2K 2X3	President and Chief Operating Officer (Wesley Clover)	Canadian
Paul Chiarelli	555 Legget Drive Suite 534 Kanata, Ontario K2K 2X3	Secretary and Treasurer (Wesley Clover)	Canadian

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CW1364203.3